Hills Bancorporation
131 Main Street
Hills, IA 52235
July 1, 2011

Christian Windsor, Esq. Special Counsel United States Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549	Matt McNair, Esq. Staff Attorney United States Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549

RE:          Hills Bancorporation
Registration Statement on Form S-3
Filed May 12, 2011
File No. 333-174149

Dear Messers. Windsor and McNair:

We are in receipt of your letter dated June 8, 2011, addressed to the undersigned on behalf of Hills Bancorporation concerning the registration statement on Form S-3 filed on May 12, 2011.  This letter is written to respond to your comments, which are reproduced in bold, and the numbered items below correspond to the numbered items of your letter.

General

1.
Please revise to disclose, as soon as practicable, all information that is not permitted to be omitted from the registration statement at the time of effectiveness, including the number of shares to be offered.  Note that we will need time to review this information prior to accelerating the effectiveness of the registration statement.

RESPONSE:

The Company will incorporate the requested information as soon as it is available, and acknowledges that you will need to have time to review the information prior to accelerating the effectiveness of the registration statement.

2.
Please provide us with your analysis supporting your apparent conclusion that the 10-day withdrawal period following a development viewed, by management, to be “significant” is sufficient for that information to be conveyed to the purchaser for purposes of Rule 159.  In particular, please address how you analyzed the fact that, but for the company’s action, the subscriber had been irrevocably bound to purchase the securities.

RESPONSE:

In response to your comment, the Company has modified its reference to any amendments within the registration statement.  Specifically, please see the heading “Amendment and Termination of Offering” underneath the main heading “THE OFFERING.”  The document has been revised to provide that the Company will return any subscription funds to the subscriber that have not already been accepted by the Company in the event of a material or significant modification or amendment to the registration statement, unless the subscriber provides specific written direction within ten (10) days of notice of the material modification that the Company still should continue to process the subscription request.  Thus, the burden has shifted to the Company and provides that the subscriber will receive the subscription funds in the event of a material or significant amendment, unless the subscriber provides direction to the Company otherwise.  This is the reverse of where the Company would have been able to retain the funds unless it received notification to the contrary from the subscriber.

3.
We note that you have included numerous placeholders in the registration statement for June 30, 2011 financial information.  Please note that we will need adequate time to review this information prior to accelerating the effectiveness of the registration statement.

RESPONSE:

The Company acknowledges that the Commission will need time to review the June 30, 2011 financial information prior to accelerating the effectiveness of the registration statement.  It is the intent of the Company to file its Form 10-Q for the period ended June 30, 2011, on or about August 1, 2011.  Immediately following the filing of the Form 10-Q, the Company would anticipate filing the amendment to the registration statement to include all pricing, share, financial information and other information not already updated.

4.
Please revise to disclose, where appropriate, whether the officers and directors currently intend to purchase shares in the offering and, if so, to what extent.  If they do not intend to purchase shares in the offering, please disclose why they do not intend to purchase.

RESPONSE:

The desired disclosure has been included on page 19 of the pre-effective amendment to the registration statement under the main header “PLAN OF DISTRIBUTION.”

Prospectus Cover Page

5.	Revise the cover page to clarify the last date through which the offering can be extended.

RESPONSE:

The cover page of the prospectus has been modified to include an offering termination date of November 15, 2011, and to note that the Company will not extend the termination date of the offering past December 31, 2011.

Use of Proceeds, page 9

6.
We note proceeds from the offering may be used for, among other things, potential future acquisition opportunities.  Please tell us whether you have any current plans to engage in acquisitions.  To the extent future acquisitions are contemplated, please provide the information required by Instruction 6 to Item 504 of Regulation S-K.

RESPONSE:

The section on “USE OF PROCEEDS” has been modified to confirm that the Company has no current plans or specific targets for any such acquisition.  Please see page 9 of the pre-effective amendment to the registration statement.

Determination of the Offering Price, page 11

7.
We note that an appraisal will be obtained from Austin Associates, LLC.  Please confirm the appraisal will be filed as an exhibit to the registration statement.  Also, revise to disclose the reasons for obtaining the appraisal.  Also, please clarify any differences between the appraisal and fairness opinion provided by Austin Associates.

RESPONSE:

It is intended that both the stock appraisal and fairness opinion issued by Austin Associates, LLC will be included as an exhibit to the registration statement as noted in Part II of the registration statement.  The section under “Determination of the Offering Price” under the main heading “THE OFFERING” on page 11, has been modified to include reference to the stock appraisals that Austin Associates has performed for the Company since 1989.  As noted in the prospectus, the appraisal originally was obtained in connection with the Company’s Employee Stock Ownership Plan, but has been utilized by the Company for additional purposes due to the limited trading nature of the Company shares.  As to the final sentence of Comment 7, it is not anticipated that there will be “differences” between the appraisal and fairness opinion.  Should any such differences exist, this issue will be addressed upon receipt of both the fairness opinion and stock appraisal.

Plan of Distribution, page 13

8.
We note the shares will be offered by certain officers, directors and employees in reliance on Rule 3a4-1 under the Exchange Act.  Please provide us with a brief legal analysis addressing how each selling officer, director and employee will satisfy the requirements of the rule.

RESPONSE:

It is intended that certain of the Senior Executive Officers of the Company and Hills Bank and Trust Company, the wholly owned subsidiary of the Company (8 persons in total), will be principally responsible for the sale of the shares under the registration statement.  In addition, certain members of the Board of Directors and clerical staff at the Company and the Bank may be involved in the sales.  The Company has reviewed this issue with counsel and believes that the parties that will be involved in the sale will not be deemed to be “brokers” pursuant to Rule 3a4-1, promulgated under the Securities Exchange Act of 1934 pursuant to paragraph (a)(4)(ii) of the Rule.  The Company has confirmed with each of the individuals that will be involved in the selling effort that the person is employed by, or a director of, the Bank or the Company and will continue to be employed by, or a director of, the Bank or the Company with substantial duties not related to any selling effort after the sale of the securities is completed.  Further, the Company has confirmed that no one involved in the selling effort is a broker or dealer or an “associated person” of a broker or dealer, nor has been within the past twelve (12) months.  Finally, the Company has confirmed that the associated person of the Company and the Bank has not participated in any sales of an offering of securities for any issuer within the prior twelve (12) month period.

Exhibit 5.1

9.
Refer to assumption C.  It is inappropriate to assume that the board will establish the number of shares to be offered and the price to be paid for such shares in a manner that is consistent with the company’s articles of incorporation.  Please arrange for counsel to revise accordingly.

RESPONSE:

The opinion letter has been modified to reference specifically the 475,000 shares to be sold in connection with the prospectus and to eliminate reference to the assumptions noted in this Comment 9.

10.	Revise assumption F to remove the assumption that the company has been, and is, as of the date of effectiveness, a corporation in good standing with the State of Iowa.

RESPONSE:

The assumption referencing good standing in the State of Iowa has been eliminated.

11.
Refer to assumption H.  It is inappropriate for counsel to assume that the total number of shares to be offered and sold will not exceed the total number of shares that the company is authorized to issue.  Please arrange for counsel to revise accordingly.

RESPONSE:

This Comment, assumption H, has been eliminated from the opinion letter.

12.
Refer to qualification (b).  The legality opinion should speak as of the date of effectiveness of the registration statement.  Please have counsel revise accordingly; alternatively, confirm that you will refile the opinion on the date of effectiveness.  Make similar revisions to the opinion’s third paragraph and assumptions C and G.

RESPONSE:

The opinion has been revised to speak as of the date of the effectiveness of the registration statement.

13.
Refer to qualification (c).  Please confirm that counsel is licensed to practice in Iowa.  If counsel is not licensed to practice in Iowa, please either obtain an opinion from counsel that is licensed to practice in the relevant jurisdiction or remove the qualification as to jurisdiction.  In the event counsel includes a qualification as to jurisdiction, counsel may not limit the opinion to only statutory law.  In that case, arrange for counsel to clarify that the opinion is based on statutory law as well as all applicable provisions of the Iowa Constitution and reported judicial decisions interpreting these laws.

RESPONSE:

Please note that the restriction regarding qualification as to jurisdiction has been removed.

Pursuant to the request of your letter, the Company acknowledges as follows:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, action pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We assume that the responses to the comments noted herein are sufficient.  Should you have any additional questions concerning the responses or the Pre-Effective Amendment No. 1 to the registration statement, please contact the undersigned, or our counsel at Shumaker, Loop & Kendrick, LLP, Thomas C. Blank (419.321.1394) or Martin D. Werner (419.321.1395).  Thank you again for your attention and assistance with this matter.

Sincerely,

/s/ James G. Pratt
James G. Pratt
Treasurer, Secretary and Chief Financial Officer

TCB:plm
Enclosure
cc:           Shari DeMaris
Martin D. Werner, Esq.
Thomas C. Blank, Esq.